Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2011

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2011

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of	As of
	June 30,	December 31,
	2011	2010
	(unaudited)
A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$76,416	$100,375
Interest bearing deposits, including designated deposits	62,500	98,007
Trade accounts receivable
Related parties	25,955	--
Others	64,283	67,415
Short-term investment	17,100	--
Other receivables	38,658	5,344
Inventories	71,108	42,512
Other current assets	11,126	8,422
Total current assets	367,146	322,075

LONG-TERM INVESTMENTS	14,290	31,051

PROPERTY AND EQUIPMENT, NET	503,853	375,325

INTANGIBLE ASSETS, NET	60,092	54,247

GOODWILL	7,000	7,000

OTHER ASSETS, NET	19,277	12,030

TOTAL ASSETS	$971,658	$801,728

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank debt and current maturities of debentures	$128,656	$122,179
Trade accounts payable	106,076	48,656
Deferred revenue and short-term customers' advances	21,572	40,273
Other current liabilities	61,212	38,914
Total current liabilities	317,516	250,022

LONG-TERM LOANS FROM BANKS	99,682	111,882

DEBENTURES	235,895	247,598

LONG-TERM CUSTOMERS' ADVANCES	9,361	9,257

EMPLOYEE RELATED LIABILITES	98,517	27,891

OTHER LONG-TERM LIABILITIES	30,771	37,296

Total liabilities	791,742	683,946

SHAREHOLDERS' EQUITY	179,916	117,782

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$971,658	$801,728

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
	(unaudited)		(unaudited)

REVENUES	$260,327	$239,464	$139,707	$125,668

COST OF REVENUES	200,551	201,470	110,476	103,996

GROSS PROFIT	59,776	37,994	29,231	21,672

OPERATING COSTS AND EXPENSES

Research and development	11,081	12,357	5,457	6,503
Marketing, general and administrative	20,517	21,141	10,948	10,828
Acquisition related costs	1,493	--	1,493	--

	33,091	33,498	17,898	17,331

OPERATING PROFIT	26,685	4,496	11,333	4,341

FINANCING EXPENSE, NET	(29,713)	(43,250)	(10,499)	(9,459)

GAIN FROM ACQUISITION	10,432	--	10,432	--

OTHER INCOME (EXPENSE), NET	(404)	51	(319)	--

PROFIT (LOSS) BEFORE INCOME TAX	7,000	(38,703)	10,947	(5,118)

INCOME TAX EXPENSE*	(10,752)	(6,193)	(9,288)	(3,534)

NET PROFIT (LOSS) FOR THE PERIOD	(3,752)	$(44,896)	$1,659	$(8,652)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	(0.01)	$(0.21)	$0.01	$(0.04)

DILUTED EARNING (LOSS) PER ORDINARY SHARE	(0.01)	$(0.21)	$0.00	$(0.04)

*	Includes $4,102 acquisition related tax expense.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six months ended
	June 30,
	2011	2010
	(unaudited)
CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(3,752)	$(44,896)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	66,707	79,755
Effect of indexation, translation and fair value measurement on debt	6,536	22,333
Other income, net	(1,973)	(51)
Gain from acquisition	(10,432)	--
Changes in assets and liabilities:
Trade accounts receivable	(22,759)	(19,100)
Other receivables and other current assets	(2,911)	989
Inventories	(15,936)	(5,768)
Trade accounts payable	27,079	(1,833)
Deferred revenue and customers' advances	(18,597)	6,316
Other current liabilities	13,977	9,740
Other long-term liabilities	(1,834)	529
Net cash provided by operating activities	36,105	48,014

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(56,266)	(40,277)
Proceeds related to sale and disposal of property and equipment	5,751	600
Acquisition of subsidiary consolidated for the first time (a)	(40,000)	--
Investments in other assets, intangible assets and others	--	(790)
Interest bearing deposits, including designated deposits	35,507	--
Net cash used in investing activities	(55,008)	(40,467)

CASH FLOWS - FINANCING ACTIVITIES
Proceeds on account of shareholders' equity	20,617	20,644
Debts repayment	(25,744)	(25,302)
Net cash used in financing activities	(5,127)	(4,658)

Effect of foreign exchange rate change	71	46

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(23,959)	2,935
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	100,375	81,795

CASH AND CASH EQUIVALENTS - END OF PERIOD	$76,416	$84,730

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Six months ended
	June 30,
	2011	2010
	(unaudited)
NON-CASH ACTIVITIES

Investments in property and equipment	$15,595	$2,211
Conversion of convertible debentures into share capital and exercise of warrant	$7,006	$33,945
Shares issued to the Banks in consideration for the interest reduction,
following September 2006 amendment with the Banks as further amended	$12,087	$--

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$14,539	$6,070
Cash paid during the period for income taxes	$3,416	$2,922

(a) ACQUISTION OF SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME, SEE ALSO NOTE 2:

Assets and liabilities of the subsidiary as of June 2, 2011:

Working capital (excluding cash and cash equivalents)	$(11,283)
Property, plant, and equipment, including real estate	144,490
Intangible assets	11,156
Other assets	3,683
Long-term liabilities	(74,984)
	73,062
Less :
Issuance of share capital	22,630
Gain from acquisition	10,432
	33,062
Cash paid for the acquisition of a subsidiary consolidated for the first time	$40,000

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011
(dollars in thousands, except share data and per share data)

NOTE 1    -        GENERAL

A.	Basis for Presentation

(1)
The condensed interim consolidated financial statements of Tower Semiconductor Ltd. (“Tower”) include the financial statements of Tower and its wholly-owned subsidiaries, Tower Semiconductor USA, providing sales support services in the United States,  Jazz Technologies (“Jazz”), the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices and as from June 3, 2011 include TowerJazz Japan Ltd. (“TJP”), a facility recently acquired in Nishiwaki Japan  (see Note 2).  Jazz Technologies and its wholly-owned subsidiaries are collectively referred to herein as “Jazz”. Tower and its wholly owned subsidiaries are referred to as the “Company”.

(2)
The interim consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Company’s consolidated financial statements include TJP results as from June 3, 2011 and TJP balance sheet as of end of June 2011.  The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The unaudited condensed interim consolidated financial statements as of June 30, 2011 of the Company should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2010 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(3)	Certain amounts in prior periods’ financial statements have been reclassified in order to conform to 2011 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011
(dollars in thousands, except share data and per share data)

NOTE 1      -      GENERAL (cont.)

B.	Financing of the Company’s Debt Obligations and Other Liabilities

During the past two years, the Company experienced business and financial improvement, as reflected by the improvement in the Company’s revenue and margins as compared to the period prior to mid-2009 which was negatively affected by the global economic downturn that commenced in 2008. However, per recent analyst reports, the semiconductor industry is experiencing a reduced rate of growth and there are signs of weakening customer demand. Market analysts are currently cautious in regards to the global economic conditions forecasted for the second half of 2011 and beyond, and there can be no assurance that the global economic conditions will not negatively affect the Company’s business and financial position. There is no assurance that another downturn in the semiconductor industry and/or in the global economy will not occur. The effects of another downturn in the semiconductor industry and/or in the global economy may include global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide, which may negatively impact consumer and customer demand for the Company’s products and the end products of the Company’s customers, as well as its commercial relationships with its customers, suppliers, and creditors, including its lenders and its ability to raise funds in the capital markets. A downturn in the semiconductor industry and/or in the global economy may adversely affect the Company’s plans to continue its capacity growth, and the Company’s future financial results and position, including its ability to raise funds in the capital markets and to fulfill its debt obligations and other liabilities, comprised mainly of banks’ loans and debentures.

The Company is working in various ways to fund its capacity growth plans and the ramp-up of its business and fulfill its debt obligations and other liabilities, including, among others, debt restructuring and/or refinancing, exploring fund raising opportunities, sale of assets, intellectual property licensing, possible sale and lease-back of real estate assets, improving operational efficiencies and sales and the receipt of all or part of pending grants from the Israeli Investment Center.

See further details in Notes 6C, 11B, 12, 16F, 16I-L to the 2010 audited consolidated financial statements and Note 3 below.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011
(dollars in thousands, except share data and per share data)

NOTE 2      -      ACQUISITION OF NISHIWAKI FAB IN JAPAN

On June 3, 2011 the Company completed a transaction with Micron Technology Inc. ("Micron") under which the Company acquired Micron’s fabrication facility in Nishiwaki City, Hyogo, Japan. The Company set up a wholly owned Japanese subsidiary which acquired the shares of TowerJazz Japan Ltd. (“TJP”), Micron’s Japanese company that holds the assets of the fabrication facility and related business. Following the acquisition, the Company holds 100% of the shares of TJP through its wholly owned Japanese subsidiary.  Said wholly owned Japanese subsidiary and TJP are in the process of merging into one company that shall be 100% directly owned by the Company.

The fair value of the consideration the Company paid was $62,630, of which $40,000 was paid in cash and $22,630 was paid through the issuance to Micron of 19.7 million ordinary shares of Tower. The costs incurred in connection with the acquisition were $1,493 and are included in operating expenses.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The estimated fair value of the assets, net amounted to $73,062. As the purchase price was less than the fair value of net assets, the Company recognized a gross gain on the acquisition of $10,432.

Net profit for the six months ended June 30, 2011 includes approximately $4,800 net positive effect from the acquisition, comprised of (i) approximately $10,432 gross gain from the acquisition; (ii) approximately $5,600 of related tax provisions and other expenses directly associated with this acquisition.

The Company believes that the gain realized from the acquisition derived from:

(i) declining forecast and weakening demand for products currently manufactured by TJP; (ii) the fact that an acquisition of a fab as a whole is less costly than acquiring each fab component separately; (iii) limited opportunities to sell a fab while maintaining the employment level as is; and (iv) the natural disasters in Japan in  March 2011.

The allocation of fair value is as follows:

June 2, 2011
Current assets	$17,034
Property, plant, and equipment, including real estate	144,490
Intangible assets	11,156
Other assets	3,683
Total assets as of acquisition date	176,363

Current liabilities	28,317
Long-term liabilities	74,984
Total liabilities as of acquisition date	103,301
Net assets as of acquisition date	$73,062

The fair values set forth above are based on a preliminary valuation of TJP assets and liabilities performed by third party professional valuation experts hired by the Company to appraise the fair value of the assets in accordance with SFAS No. 141R, “Business Combinations”. Final valuation of TJP assets and liabilities may vary significantly.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011
(dollars in thousands, except share data and per share data)

NOTE 2      -      ACQUISITION OF NISHIWAKI FAB IN JAPAN (cont.)

In addition, as part of said acquisition, TJP entered into a supply agreement with Micron. In accordance with the agreement, TJP will manufacture products for Micron at the Nishiwaki facility for at least the next three years with processing technology licensed from Micron under a technology licensing agreement signed between the companies at the closing of the acquisition.  Micron is committed to purchase minimum volume until the end of the second quarter of 2014. The companies also agreed to provide each other with transition services required for the duration of the transition period of approximately two to three years.

In order to ensure continued supply of wafers to Micron, Tower and Micron also executed a credit support agreement pursuant to which Tower, its newly established wholly owned subsidiary in Japan, and TJP, are subject to certain covenants and other protections until June 3, 2013.

Tower's ordinary shares issued to Micron are subject to lock-up arrangement with periodic releases of 25% of the shares every six months ending on June 3, 2013.  Tower has agreed to file a registration statement to register these shares.

NOTE 3      -      RECENT DEVELOPMENTS

A.
Israeli Banks

In February 2011, Tower entered into a letter agreement with the Israeli Banks pursuant to which: (i) the Banks gave their consent for the acquisition of Micron’s fabrication facility in Japan, as detailed in Note 2 above; (ii) Tower agreed to designate $50,000 in short-term deposits for the purpose of securing future debt payments, such designation was reduced to $35,000 on March 31, 2011 and will terminate on December 31, 2011; and (iii) Tower agreed to prepay to the Banks an amount of $15,000 on account of the outstanding loans on March 31, 2011 and an additional amount of $15,000 on December 31, 2011. The designated deposits included in the balance sheet as of June 30, 2011 are in the amount of $35,000.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011
(dollars in thousands, except share data and per share data)

NOTE 3      -      RECENT DEVELOPMENTS (Cont.)

B.	Shareholders' Equity

During the six months ended June 30, 2011, shareholders’ equity increased by a net amount of $62,134, mainly as a result of: (i) approximately 19.7 million shares issued to Micron at fair market value of $22,630 in consideration for the acquisition of its fab in Japan, (ii) an  equity investment by Yorkville of $20,000; (iii) convertible debentures and warrants which were converted and exercised into approximately 5 million ordinary shares of the Company for approximately $7,500, (iv) approximately 8.5 million shares issued to the banks in consideration for the interest rate reduction on the bank loans, following the September 2006 amendment with the banks, and  (v) net loss for the six months ended June 30, 2011.

The weighted average number of ordinary shares outstanding, that was used for the basic earning (loss) per share calculation, for the six months ended June 30, 2011 and June 30, 2010 was approximately 286 million and 219 million, respectively, and for the three months ended June 30, 2011 and June 30, 2010 was approximately 296 million and 231 million, respectively.

The weighted average number of ordinary shares, that was used for the diluted earnings per share calculation for the three months ended June 30, 2011 was approximately 716 million; the company did not calculate the weighted average number of ordinary shares, that was used for the diluted loss per share calculation, for the six months ended June 30, 2011 and 2010 and for the three months ended June 30, 2010 due to the losses incurred in these periods.

C.	Investment Grants

In recent years, Tower has been holding discussions with the Israeli Investment Center toward approval of a new expansion program.  In December 2010, the Company was notified by senior governmental officials that the Israeli Investment Center Committee has approved the Company’s program according to which it will receive up to NIS 150 million related to investments in fixed assets entitled for grant. The Investment Center Committee approval was followed by an official approval received in February 2011 from the Israeli Investment Center ("ktav ishur") according to which Tower may receive up to NIS 150 million during the years 2011 through 2014, related to investments in fixed assets entitled for grants. Receipt of any such grants is pending a successful audit by the Investment Center of the eligibility of the cap-ex investments reported by the Company, which audit is expected to commence during the second half of 2011. As of the date hereof, we cannot estimate when and what portion we will receive of the approved grants.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF JUNE 30, 2011
(dollars in thousands, except share data and per share data)

NOTE 3      -      RECENT DEVELOPMENTS (Cont.)

D.	Holdings in Hua Hong Semiconductor Limited

In July 2011, Jazz signed a definitive agreement to sell its 10% holdings in Hua Hong Semiconductor Limited (“HHSL”), a holding company which owns 100% of the shares of Shanghai Hua Hong NEC Electronics Company Limited (known as “HHNEC”) in a HHSL buyback transaction, for $32,000 in cash gross, before tax and other payments. The holding in HHSL is presented in Jazz’s balance sheet as of June 30, 2011 at an amount of $17,100 under “short term investments”.

The transaction is subject to customary closing conditions and is expected to close during the third quarter of 2011.

E.	Agere/LSI Action

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), alleging infringement of U.S. patent No. 5,227,335 (the ‘335 patent) under Section 337 of the Tariff Act of 1930 (Section 337) by seventeen corporations. Following the initial filing, in October 2008, LSI amended the ITC complaint to add Tower, Jazz and three other corporations as additional respondents. In September 2009, the administrative law judge (“ALJ”) ruled against LSI and in favor of the respondents, determining that the patent claims asserted by LSI are invalid. In November 2009, in response to a Petition for Review filed by LSI, the ITC determined that it would review the ALJ’s determination on patent invalidity. In March 2010, the ITC issued a notice of final determination that there was no violation of Section 337, ruling that the LSI ‘335 patent claims were invalid, and terminated the ITC investigation.

LSI appealed the final determination to the U.S. Court of Appeals for the Federal Circuit (“Federal Circuit”).  While that appeal was pending, the ‘335 patent expired.  The ITC moved to dismiss LSI's appeal as moot, which LSI conceded.  In November, 2010, the Federal Circuit issued an order vacating the ITC’s final determination and remanded the investigation to the ITC with instructions to dismiss the Investigation as moot.

LSI also previously filed an action for patent infringement of the ‘335 patent against the Company and other corporations in the United States District Court for the Eastern District of Texas, which action was stayed pending the conclusion of the ITC Investigation. On June 16, 2011, the District Court granted a motion by LSI to dismiss the Texas action without prejudice. As a result of that dismissal, there is no longer any legal proceeding currently pending by LSI against the Company.

F.	For additional recent developments, see Note 2 above.